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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO

                     TENDER OFFER STATEMENT UNDER SECTION
          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            KOLLMORGEN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           KING DC ACQUISITION CORP.
                              DANAHER CORPORATION
                       (NAME OF FILING PERSON--OFFEROR)

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                        (TITLE OF CLASS OF SECURITIES)

                                   500440102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              PATRICK W. ALLENDER
                         EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                              DANAHER CORPORATION
                            1250 24TH STREET, N.W.
                            WASHINGTON, D.C. 20037
                           TELEPHONE: (202) 828-0850
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPY TO:

                            TREVOR S. NORWITZ, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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              258,851,956                              $51,778
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*  Based on the offer to purchase all of the outstanding shares of common stock of Kollmorgen Corporation at a purchase price of $23.00 cash per share, 10,357,822 shares issued and outstanding, and outstanding options with respect to 898,350 shares, in each case as of May 2, 2000.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: None.            Filing Party: Not applicable.
   Form or Registration No.: Not applicable.Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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       This Tender Offer Statement on Schedule TO is filed by Danaher
Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Danaher (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $2.50 per share, including associated preferred share purchase rights (the "Shares"), of Kollmorgen Corporation, a New York corporation ("Kollmorgen") at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of May 4, 2000, among Kollmorgen, Danaher and the Purchaser, a copy of which is attached hereto as Exhibit (d)(1) hereto, the Confidentiality Agreement, dated as of September 13, 1999, between Danaher and Kollmorgen, a copy of which is attached as Exhibit (d)(2) hereto, and the Consulting Agreement, dated as of May 4, 2000, between Mr. Gideon Argov and Danaher, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

       None of Danaher, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

       Not applicable.

ITEM 12. EXHIBITS.

 (a)(1) Offer to Purchase, dated May 12, 2000.
 (a)(2) Form of Letter of Transmittal.
 (a)(3) Form of Notice of Guaranteed Delivery.
 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(6) Text of press release issued by Danaher dated May 4, 2000.
 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(8) Form of summary advertisement dated May 12, 2000.
 (d)(1) Agreement and Plan of Merger, dated as of May 4, 2000, between Danaher, the Purchaser and Kollmorgen.
 (d)(2) Confidentiality Agreement, dated as of September 13, 1999, between
        Danaher and Kollmorgen.
 (d)(3) Consulting Agreement, dated as of May 4, 2000, between Gideon Argov and
        Danaher.
 (g)    None.
 (h)    Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Not applicable.

                                       2
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                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 12, 2000

                                          King DC Acquisition Corp.


                                          By        /s/ Daniel L. Comas
                                            -----------------------------------
                                          Name: Daniel L. Comas
                                          Title: Vice President

                                          Danaher Corporation



                                          By        /s/ Daniel L. Comas
                                            -----------------------------------
                                          Name: Daniel L. Comas
                                          Title: Vice President

                                       3
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                                 EXHIBIT INDEX

 (a)(1) Offer to Purchase, dated May 12, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.

 (a)(6) Text of press release issued by Danaher and Kollmorgen dated May 4, 2000.

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(8) Form of summary advertisement dated May 12, 2000.

 (d)(1) Agreement and Plan of Merger, dated as of May 4, 2000, between Danaher, the Purchaser and Kollmorgen.

 (d)(2) Confidentiality Agreement, dated as of September 13, 1999, between
        Danaher and Kollmorgen.

 (d)(3) Consulting Agreement, dated as of May 4, 2000, between Gideon Argov and
        Danaher.

 (g)    None.

 (h)    Not applicable.


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